Exhibit 99.1

LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.linuxgoldcorp.com

LINUX GOLD CORP. ACQUIRES OPTION ON GOLD ASSETS IN CHINA

N E W S   R E L E A S E

For Immediate Release: February 2, 2004, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB & GISBeX) wishes to announce it has acquired an option to purchase a 100% interest in a private company which holds a Certificate of Approval to do business in the Peoples Republic of China. The private company holds an 85% interest in a Co-operative Joint Venture with Bo Luo Nuo Wang Yuan Gold Mine Company ("BLN Gold ") of Heibei Province, China.

Linux Gold Corp. can earn a 100% interest in the private company, subject to a 5% net profits interest, by issuing 200,000 shares of Linux Gold Corp. in four stages and paying CAD$50,000 cash, and expending a total of CAD$500,000 in a three-phase work program.

The private company has the following assets in China:

(a)	a "Certificate of Approval for the Establishment of Enterprises with Foreign Investment in Peoples Republic of China" issued by the Heibei Province Government;

(b)	an 85% interest in the Co-operative Joint Venture with BLN Gold which owns the following assets:

	(i)	the Hong Shi Li Flotation Plant in Heibei Province;

	(ii)	the right to lease the operational gold recovery mill in the area along with sufficient space for future expansion;

	(iii)	the right in progressive phases to license and operate all of the existing small mines in the district and the rights to explore for, develop and produce all minerals therein or derived therefrom;

	(iv)	the right to explore for, develop and produce all minerals elsewhere in the Bo Luo Nuo District; and

	(v)	the option to expand the agreement to other districts in the Hebei Province.

The joint venture property in Bo Luo Nuo District in China covers an area of 161 km². The Bo Luo Nuo is connected with Beijing (four hours drive), the capital of China. Over ten gold zones exist in the district.

A report completed in May 2002, which was a preliminary investigation report of the gold mines in Bo Luo Nuo property, China, indicates possibilities for three potential discoveries:

  A large or middle-sized deposit with several small deposits
  Several middle-sized deposits.
  Numerous small deposits.

The recommendation in the report is trenching, drilling, geophysical survey sampling and underground engineering in the area of the 10 present gold zones. Based on the successful initial exploration program the objective for the CAD$500,000 exploration program will be to commence an underground mining operation producing up to 50 tons per day of ore from the existing operational gold recovery mill and increase production to 200 tons per day, for a budget of CAD$2,000,000, subject to the successful pilot mill program. Previous sampling returned assays of between 10 – 159 grams of gold per tonne in several of the major gold zones.

Linux Gold Corp. is currently negotiating another large potential gold deposit in China, to be announced when an agreement is finalized.

This Option Agreement is subject to a 60 day due diligence from the date of the Agreement.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. has an option on a 100% interest in two gold prospects in the Bralorne Gold mining area, B.C., Canada located near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact:	Investor Relations
President	Tel:	800-665-4616
604-278-5996

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.